# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quoin Pharmaceuticals Ltd., CIK 0001671502
CUSIP: 74907L300
Title of class of securities: Ordinary Shares, no par value per share (represented by American Depositary Shares)
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001104659-25-000396
Filed by CIK 0001959547
Persons authorized to receive notices and communications: Dr. Michael Myers, 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349, 703-980-4182

## Reporting persons
- Michael Myers (CIK 0001959547): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 939,230; shared voting power 0; sole dispositive power 939,230; shared dispositive power 0; aggregate amount beneficially owned 939,230 (4.9% of the class); the aggregate amount excludes certain shares
  Comment: Reported securities are represented by American Depositary Shares ("ADSs"). Each ADS represents one Ordinary Share of the Issuer. Rows 7, 9 and 11 include (i) 602,808 ADSs held directly, (ii) 19,765 ADSs issuable within 60 days of the filing of this statement on Schedule 13D (this "Statement") upon the exercise of outstanding options, and (iii) 316,657 issuable upon the exercise of outstanding warrants. Excludes (i) 604,946 ADS issuable upon the exercise of outstanding options which are not exercisable within 60 days of this Statement , and (ii) 794,455 shares issuable pursuant to warrants which are not currently exercisable due to a 4.99 percent ownership blocker.
  
  (2) Percentage calculated based on 18,485,830 Ordinary Shares outstanding as of January 27, 2025.
  
  This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Michael Myers (the "Reporting Person"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share (represented by American Depositary Shares)
Name of issuer: Quoin Pharmaceuticals Ltd.
Address of issuer's principal executive offices: 42127 Pleasant Forest Court, Ashburn, Virginia (VA), 20148-7349

## Item 4. Purpose of Transaction
Purpose of transaction:
The Ordinary Shares reported herein as beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes.

As a result of the exercise of pre-funded warrants, Series F Warrants and Series G Warrants by other investors in the Company's December 2024 offering, the Company's outstanding Ordinary Shares (represented by ADSs) as of January 27, 2025 increased to 18,485,830. As a result of such exercises, the Reporting Person's beneficial ownership decreased to below 5% of the Company's outstanding Ordinary Shares (represented by ADSs).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 through 13 and the related "Comments for Type of Reporting Person" on the cover page to this Statement are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 and the related "Comments for Type of Reporting Person" on the cover page to this Statement are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days. On December 23, 2024, the Reporting Person purchased 555,556 ADSs together with 555,556 Series F Warrants to purchase up to 555,556 ADSs and 555,556 Series G Warrants to purchase up to 555,556 ADSs in the Issuer's public offering. Each ADS was purchased together with a Series F Warrant to purchase one ADS and a Series G Warrant to purchase one ADS at a combined public offering price of $0.45. On December 9, 2024, the Issuer granted Dr. Myers an option to purchase 536,603 ADSs, which option is not exercisable within 60 days of the filing of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: State the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: January 27, 2025

## Signatures
- Michael Myers: /s/ Michael Myers, Dr. Michael Myers (01/28/2025)